CONSOLIDATED FINANCIAL STATEMENTS

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share amounts, U.S. GAAP)
(Unaudited)

	June 25,	March 26,
	2010	2010
ASSETS
Current assets:
Cash and cash equivalents	$98,893	$74,369
Restricted cash and cash equivalents	14,723	15,720
Trade accounts receivable – less allowance for doubtful accounts of $12 (March 26, 2010 –$12)	20,248	27,038
Other accounts receivable – less allowance for doubtful accounts of $Nil (March 26, 2010 – $Nil)	3,840	4,248
Inventories	24,225	26,225
Prepaid expenses and other	2,079	2,305
Current assets held for sale	750	750
Deferred income tax assets – current portion	858	2,000
	165,616	152,655

Fixed assets – net of accumulated depreciation of $30,100 (March 26, 2010 – $42,283)	8,880	10,992
Deferred income tax assets – long-term portion	7,574	7,584
Intangible assets – net	39,756	41,871
Other assets	1,443	1,603
	$223,269	$214,705
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$18,416	$15,178
Pension settlement liability	14,680	-
Employee-related payables	7,687	13,452
Income and other taxes payable	1,030	1,006
Current portion of provisions for exit activities	281	379
Other accrued liabilities	7,710	7,123
Deferred revenue	4,264	4,493
Deferred income tax liabilities – current portion	806	29
	54,874	41,660

Long-term debt – convertible debentures	68,336	68,900
Long-term portion of provisions for exit activities	185	246
Pension liabilities	488	16,636
Long-term accrued income taxes	2,186	2,208
Other long-term liabilities	646	569
	126,715	130,219
Redeemable preferred shares, unlimited shares authorized; non-voting; 966,800 shares issued and outstanding (March 26, 2010 – 1,001,600 shares issued and 999,000 shares outstanding)	12,375	12,787

Guarantees, commitments and contingencies (Notes 9 and 10)

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 121,695,192 shares issued and 120,995,192 outstanding (March 26, 2010 – 121,606,782 shares issued and 120,906,782 outstanding)	733,458	733,357
Treasury shares, at cost, 700,000 shares (March 26, 2010 – 700,000 shares)	(1,289)	(1,289)
Additional paid-in capital	39,653	39,838
Deficit	(654,314)	(664,110)
Accumulated other comprehensive loss	(33,329)	(36,097)
	84,179	71,699
	$223,269	$214,705

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands of U.S. dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 25,	June 26,
	2010	2009

Revenue	$58,664	$49,655
Cost of revenue	28,815	24,936
Gross margin	29,849	24,719

Expenses:
Research and development (“R&D”)	10,565	8,227
Selling and administrative (“S&A”)	10,133	9,613
Amortization of intangible assets	1,736	1,736
Loss on pension settlement	1,880	-
Contract impairment	-	809
	24,314	20,385
Operating income	5,535	4,334

Interest income	30	45
Interest expense	(1,024)	(903)
Amortization of debt issue costs	(160)	(160)
Foreign exchange gain (loss)	481	(3,880)
Income (loss) from continuing operations before income taxes	4,862	(564)
Income tax expense	(474)	(18)
Income (loss) from continuing operations	4,388	(582)
Discontinued operations, net of tax	5,868	66
Net income (loss)	$10,256	$(516)

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$9,412	$(1,005)

Income (loss) per common share from continuing operations:
Basic and diluted	$0.03	$(0.01)

Income (loss) per common share from discontinued operations:
Basic	$0.05	$-
Diluted	$0.04	$-

Net income (loss) per common share:
Basic	$0.08	$(0.01)
Diluted	$0.07	$(0.01)

Weighted-average number of common shares outstanding (thousands):
Basic	120,920	122,426
Diluted	152,444	122,426

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended
	June 25,	June 26,
	2010	2009
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$10,256	$(516)
Depreciation of fixed assets	798	976
Amortization of other assets	1,896	1,985
Stock compensation expense	340	363
Other non-cash changes in operating activities	(3,436)	4,390
Deferred income taxes	1,929	154
Decrease (increase) in working capital:
Trade accounts and other receivables	7,198	(1,613)
Inventories	(976)	(1,645)
Prepaid expenses and other	132	(70)
Payables and other accrued liabilities	(4,023)	(1,083)
Deferred revenue	(229)	17
Total	13,885	2,958

Investing activities:
Expenditures for fixed assets	(874)	(575)
Proceeds from sale of business – net	13,509	-
Total	12,635	(575)

Financing activities:
Payment of dividends on preferred shares	(476)	(477)
Repurchase of preferred shares	(796)	(272)
Exercise of stock options	73	-
Total	(1,199)	(749)

Effect of currency translation on cash	(797)	497

Increase in cash and cash equivalents	24,524	2,131

Cash and cash equivalents, beginning of period	74,369	45,006

Cash and cash equivalents, end of period	$98,893	$47,137

 (See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Common Shares
	Number (thousands)	Amount	Additional Paid-in Capital	Treasury Shares, at Cost	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity

Balance, March 27, 2009	122,426	$738,818	$33,969	$-	$(669,872)	$(35,263)	$67,652
Net loss	-	-	-	-	(516)	-	(516)
Foreign currency translation adjustment	-	-	-	-	-	(28)	(28)
Minimum pension liability	-	-	-	-	-	(94)	(94)
Comprehensive loss							(638)
Stock compensation expense	-	-	363	-	-	-	363
Preferred share dividends	-	-	-	-	(477)	-	(477)
Premiums on preferred share repurchases	-	-	(12)	-	-	-	(12)
Balance, June 26, 2009	122,426	$738,818	$34,320	$-	$(670,865)	$(35,385)	$66,888

Balance, March 26, 2010	120,907	$733,357	$39,838	$(1,289)	$(664,110)	$(36,097)	$71,699
Net income	-	-	-	-	10,256	-	10,256
Foreign currency translation adjustment	-	-	-	-	-	(49)	(49)
Minimum pension liability	-	-	-	-	-	2,817	2,817
Comprehensive income							13,024
Issuance of common shares under share benefit plans	88	101	(28)	-	-	-	73
Stock compensation expense	-	-	227	-	-	-	227
Preferred share dividends	-	-	-	-	(460)	-	(460)
Premiums on preferred share repurchases	-	-	(384)	-	-	-	(384)
Balance, June 25, 2010	120,995	$733,458	$39,653	$(1,289)	$(654,314)	$(33,329)	$84,179

(See accompanying notes.  The accompanying notes are an integral part of the consolidated financial statements)

Zarlink Semiconductor Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, U.S. GAAP)
(Unaudited)

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (“Zarlink” or the “Company”) in United States (“U.S.”) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements.  Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (“GAAP”) for complete financial statements.  In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 25, 2010, and the results of operations and cash flows of the Company for the three month periods ended June 25, 2010, and June 26, 2009, in accordance with U.S. GAAP, applied on a consistent basis.  The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Inter-company transactions and balances have been eliminated.

The balance sheet at March 26, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.  These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 26, 2010.  The Company's Fiscal year-end is the last Friday in March.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

The Company has aggregated its operating segments under the criteria set forth by the Segment Reporting Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and is viewed as a single reporting segment.

2.	Recently Issued Accounting Pronouncements

In April 2010, the FASB issued Accounting Standards Update (“ASU”), 2010-17, to provide guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions.  The amendments in this ASU will be effective prospectively for milestones achieved in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2012.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

3.	Derivatives and Hedging Activities

The Company operates globally and, therefore, incurs expenses in currencies other than its U.S. dollar functional currency. The Company utilizes certain derivative financial instruments, including forward and option contracts, to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  The Company does not use derivative contracts for speculative purposes.

In accordance with the Derivatives and Hedging Topic of the FASB ASC, all derivative instruments are carried on the Company’s balance sheet at fair value, and are reflected in prepaid expenses or other accrued liabilities. The Company primarily designates derivatives as cash flow hedges.  When the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss).  The gains and losses associated with ineffective portions of the derivative, as well as any derivatives not designated as part of a hedging relationship, or terminated hedges, are recognized in net income (loss) immediately within the foreign exchange line item of the Consolidated Statement of Income (Loss).

At June 25, 2010 and March 26, 2010, the Company held no derivative financial instruments.

4.	Fair Value Measurements

The Company adopted the Fair Value Measurements and Disclosure Topic of the FASB ASC as of March 29, 2008. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Topic defines fair value, establishes a framework for measuring fair value in accordance with U.S. GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

June 25, 2010
Assets:
Restricted cash and cash equivalents	$14,723	$-	$-	$14,723
	$14,723	$-	$-	$14,723

March 26, 2010
Assets:
Restricted cash and cash equivalents	$15,720	$-	$-	$15,720
	$15,720	$-	$-	$15,720

The Company's financial instruments include cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts (“foreign exchange contracts”), redeemable preferred shares and convertible debentures.  Due to the short-term maturity of cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value.  The fair value of the foreign exchange contracts reflects the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.  The fair value of all the Company’s financial instruments approximates their carrying value with the exception of the convertible debentures and redeemable preferred shares.

Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows (in thousands):

	Carrying Value	Fair Value
June 25, 2010
Convertible debentures	$68,336	$69,354
Redeemable preferred shares	$12,375	$23,326

March 26, 2010
Convertible debentures	$68,900	$68,893
Redeemable preferred shares	$12,787	$23,506

See also Note 8 and Note 11 for additional disclosure on these balance sheet items.

5.	Inventories

Inventories (net of obsolescence provisions of $6.4 million and $8.5 million at June 25, 2010 and March 26, 2010, respectively) consist of the following (in thousands):

	June 25, 2010	March 26, 2010

Raw materials	$1,950	$3,246
Work-in-process	16,071	15,782
Finished goods	6,204	7,197
	$24,225	$26,225

6.	Intangible Assets

The Company acquired the optical in/out business of Primarion Inc. (“Primarion”) in Fiscal 2007 and the shares of Legerity Holdings Inc. (“Legerity”) in Fiscal 2008.  During the first quarter of Fiscal 2011, the Company sold all intangible assets originally acquired from Primarion.  See Note 17 for a discussion of this sale.  The intangible asset values are as follows (in thousands):

	June 25, 2010			March 26, 2010
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$37,680	$(13,738)	$23,942	$38,280	$(13,141)	$25,139
Customer relationships	22,325	(6,511)	15,814	23,115	(6,383)	16,732
Non-competition agreements	-	-	-	520	(520)	-
Total	$60,005	$(20,249)	$39,756	$61,915	$(20,044)	$41,871

Total amortization expense in the three-month periods ended June 25, 2010, and June 26, 2009, was $1.7 million in each period.

Assuming no subsequent impairment or sale of the underlying assets, the estimated future amortization expense related to these intangible assets is expected to be as follows: Fiscal 2011 – $5.2 million; Fiscal 2012 – $6.9 million; Fiscal 2013 – $6.9 million; Fiscal 2014 – $6.9 million; Fiscal 2015 – $6.9 million; thereafter – $6.8 million.

The acquired intangible assets are being amortized on a straight-line basis over their weighted average useful lives as follows:

Proprietary technology	8 years
Customer relationships	10 years
Total (weighted average life)	8.7 years

7.	Provisions for Exit Activities

The Company has implemented the following restructuring activities in recent years:

Fourth Quarter Fiscal 2009 Restructuring Plan

In connection with the activities related to this plan, since initiation, a total of $4.5 million has been incurred by the Company to June 25, 2010.  The total provision remaining under this plan is $0.2 million.

Workforce Reductions

During the fourth quarter of Fiscal 2009, as a result of the economic slowdown, the Company announced planned restructuring actions to help maintain profitability by reducing its workforce by six to eight percent.

During the first quarter of Fiscal 2011, the Company made final cash payments of $0.1 million in relation to the workforce reduction activities under this plan.  There is no remaining severance provision related to this plan at June 25, 2010, with no additional severance expenses relating to this plan expected in future periods.

Lease and Contract Settlement

As at June 25, 2010, there remains a provision for lease and contract settlement of $0.2 million related to this restructuring plan.  This will be paid over the lease term, which expires in Fiscal 2014, unless settled earlier.

Other Restructuring Plans: Fiscal 2002-Fiscal 2008

Lease and Contract Settlement

As at June 25, 2010, there remains a lease and contract settlement provision of $0.3 million related to restructuring plans implemented from Fiscal 2002 to 2008.  This will be paid over the lease term, which expires in Fiscal 2012, unless settled earlier.

Restructuring Provisions Continuity

The following table summarizes the continuity of these restructuring provisions for the three month period ended June 25, 2010 (in thousands):

	Workforce Reduction	Lease and Contract Settlement	Total

Balance, March 26, 2010	$79	$546	$625
Charges	-	-	-
Cash drawdowns	(75)	(78)	(153)
Reversals	(4)	-	(4)
Non-cash changes	-	(2)	(2)
Balance, June 25, 2010	-	466	466
Less: Long-term portion	-	(185)	(185)
Current portion of provisions for exit activities as at June 25, 2010	$-	$281	$281

8.	Long-Term Debt – Convertible Debentures

The Company has unsecured and subordinated convertible debentures with a carrying amount of $68.3 million (Cdn $70.9 million), maturing on September 30, 2012, bearing interest at 6.0% per annum and paid semi-annually. The Company may, at its option, elect to satisfy its obligation to pay the principal or interest amount of the convertible debentures, in whole or part, by the issuance of freely tradable common shares of the Company.

The convertible debentures are convertible under certain conditions, at the option of the holder, into a maximum of 28.9 million common shares at a conversion price of $2.36 (Cdn $2.45) per share.

As a result of the convertible debentures being denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar, the Company is required to revalue the convertible debentures into U.S. dollars at the period-end exchange rate.  As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

9.	Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  The Company has an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by its former Communications Systems business (“Systems”), which is now owned by and operated as Mitel Networks Corporation (“Mitel”).  Mitel’s common shares are listed under the symbol “MITL” on the NASDAQ stock market.  This performance guarantee remained with the Company following the sale of the Systems business.  The project agreement and the Company’s performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at June 25, 2010, was $30.0 million (20.0 million British pounds), assuming the Company is unable to secure the completion of the project.  The Company was not aware of any factors as at June 25, 2010 that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements.  The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at June 25, 2010, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

The Company periodically has entered into agreements with customers and suppliers that include restricted intellectual property indemnifications that are customary in the industry.  These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party intellectual property infringement claims arising from these transactions.  The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers.  Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

On a limited basis, the Company indemnifies customers against combinations of loss, expense, or liability, arising from various triggering events related to the sale and use of Company products.  The Company has not accrued any liabilities related to such indemnification obligations in the consolidated financial statements.  Additionally, the Company carries insurance to help mitigate against the financial impact of such claims.  As at June 25, 2010, the Company does not expect these indemnification obligations to have a material impact on its consolidated financial statements.

The Company records a liability based upon its known product warranty obligations, and historical experience with warranty claims.  The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at June 25, 2010, the warranty accrual was $0.1 million (March 26, 2010 - $0.1 million).

10.	Commitments and Contingencies

The Company has credit facilities of $1.5 million (Cdn $1.5 million) and had letters of credit outstanding as at June 25, 2010 of $0.5 million (March 26, 2010 - $0.5 million), related to the Company’s Supplementary Executive Retirement Plan (“SERP”). These letters of credit expire within six months, and are typically renewed annually.

In addition, the Company has pledged $14.7 million (114.0 million Swedish krona) as security toward the settlement of the Swedish pension liability. This amount has been presented as restricted cash and cash equivalents.  See Note 16 of these financial statements for discussion of the settlement of the Swedish pension liability during the first quarter of Fiscal 2011.

The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business.  The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company’s tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

11.	Redeemable Preferred Shares

During the three months ended June 25, 2010, the Company repurchased 32,200 preferred shares.  All preferred shares repurchased were cancelled.

Fixed cumulative cash dividends are payable quarterly at a rate of $0.48 (Cdn $0.50) per share.  During the first quarter of Fiscal 2011, the Company declared dividends on its redeemable preferred shares of $0.5 million, based on a quarterly dividend of $0.48 (Cdn $0.50) per share. See also Note 4 for fair value disclosure.

12.	Capital Stock

a)	The Company has neither declared nor paid any dividends on its common shares.

b)
The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted monthly average number of shares outstanding during the respective periods.  Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares, the average share price for the period and dilutive common share equivalents.

Net income (loss) attributable to common shareholders is computed as follows (in thousands):

	Three Months Ended
	June 25, 2010	June 26, 2009

Net income (loss), as reported	$10,256	$(516)
Dividends on preferred shares	(460)	(477)
Premiums on repurchase of preferred shares	(384)	(12)
Net income (loss) attributable to common shareholders	$9,412	$(1,005)
Interest expense on convertible debt after tax	714	-
Issue costs on convertible debt after tax	111	-
Net income (loss) attributable to common shareholders on a fully diluted basis	$10,237	$(1,005)

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company’s basic and diluted net income (loss) per common share. Net income per common share is computed using the weighted-average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted-average number of common shares and excludes the dilutive effect of stock options and common share equivalents, as their effect is anti-dilutive. For the three months ended June 26, 2009, all stock options and common share equivalents were excluded from the computation of diluted loss per share because they were anti-dilutive due to the reported loss for the period.

	Three Months Ended
	June 25, 2010	June 26, 2009

Weighted average common shares outstanding	120,920,379	122,425,682
Dilutive effect of stock options	2,599,268	-
Dilutive effect of convertible debentures	28,924,081	-
Weighted average common shares outstanding, assuming dilution	152,443,728	122,425,682

The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive based on the treasury stock method:

	Three Months Ended
	June 25, 2010	June 26, 2009

Number of outstanding options	7,409,649	10,437,551

Average exercise price per share	$2.04	$1.86

The average exercise price of stock options granted in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

The following common share equivalents related to the Company’s convertible debentures have been excluded from the computation of diluted income (loss) per share because they were anti-dilutive.

	Three Months Ended
	June 25, 2010	June 26, 2009

Number of common share equivalents upon conversion of convertible debentures	-	28,932,653

Conversion price per share (1)	-	$2.09

(1)	Conversion price is fixed at Cdn $2.45. Amount is calculated at the average Cdn/U.S. exchange rate for the quarter.

c) Share repurchase program

During the first quarter of Fiscal 2011, the Company renewed its common share buy-back program.  The share buy-back program allows the Company to purchase up to 11,874,330 common shares, or about 10% of its public float as of May 31, 2010, from June 7, 2010 to June 6, 2011. The bid does not commit the Company to make any share repurchases.  The timing and exact number of common shares purchased under the bid will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by the Company under the bid will be cancelled.  No share repurchases were made during the first quarter of Fiscal 2011 or during the first quarter of Fiscal 2010.

13.	Stock-Based Compensation

Stock compensation expense has been recorded as follows (in thousands):

	Three Months Ended
	June 25, 2010	June 26, 2009
Selling and administrative	$253	$298
Research and development	69	47
Cost of revenue	18	18
	$340	$363

The Stock Compensation Topic of the FASB ASC requires that stock-based awards to employees be recorded at fair value. The estimated fair value of awards is amortized to expense over the requisite service period of the awards on a straight-line basis.

The fair value of the Company’s stock option awards to employees was estimated using the Black-Scholes-Merton option pricing model.  This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, dividends, and expected option lives. In addition, the Topic requires that the Company estimate the number of stock options which will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company’s stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life. When options are exercised the Company issues new shares.

There were no options granted during the first quarter of Fiscal 2011.  The fair value of the Company’s stock option awards was estimated using the Black-Scholes-Merton option pricing model with the following weighted average assumptions for the three-month periods ended June 25, 2010, and June 26, 2009:

	Three Months Ended
	June 25, 2010	June 26, 2009

Risk free interest rate	-	2.56%
Dividend yield	-	Nil
Volatility factor of the expected market price of the Company's common stock	-	48.3%
Weighted average expected life of the options	-	5.1 years

Using the Black-Scholes-Merton option pricing model, the weighted-average fair value of the stock options granted during the three months ended June 25, 2010 was $Nil per option, as compared to $0.22 per option in the three months ended June 26, 2009.

A summary of the Company’s stock option activity is as follows:

	Three Months Ended
	June 25, 2010	June 26, 2009
Outstanding Options:
Balance, beginning of period	12,300,099	13,242,756
Granted	-	5,000
Exercised	(88,410)	-
Forfeited	(66,907)	(38,500)
Expired	(33,348)	(91,705)
Balance, end of period	12,111,434	13,117,551

As at June 25, 2010, there were 2,159,469 (March 26, 2010 – 2,059,214) options available for grant under the stock option plan approved by the Company’s shareholders on December 7, 2001.  The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $0.23 to $3.73 per share with exercise periods extending to February 2016.  The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

Stock compensation expense has also been recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

On January 28, 2010, the Board of Directors approved implementation of a Medium-Term Cash Incentive Plan (“MTCI Plan”) for executive officers and key employees, as well as a Deferred Share Unit Plan (“DSU Plan”) for independent directors of the Company.

In accordance with the Stock Compensation Topic of the FASB ASC, for stock-based awards that are cash-settled and classified as liabilities, stock-based compensation cost is re-measured at each reporting date until the date of settlement.  The fair value of units awarded is calculated based on the market price of our common shares on the date of grant, and is re-measured at each reporting date using the closing price on the TSX until the date of settlement.  Deferred compensation liabilities are reflected in other accrued liabilities and other long-term liabilities on the Company’s balance sheet.

A summary of the Company's MTCI Plan activity is as follows (in thousands except unit amounts):

	Three Months Ended June 25, 2010
	MTCI Plan Units	Recorded Liability
Outstanding Units:
Balance, beginning of period	685,000	$39
Granted	-	-
Redeemed	-	-
Forfeited	-	-
Change in liability	-	81
Balance, end of period	685,000	$120

A summary of the Company's DSU Plan activity is as follows (in thousands except unit amounts):

	Three Months Ended June 25, 2010
	DSU Units	Recorded Liability
Outstanding Units:
Balance, beginning of period	92,500	$157
Granted	15,490	-
Redeemed	-	-
Forfeited	-	-
Change in liability	-	33
Balance, end of period	107,990	$190

14.	Government Assistance

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  To date, the Company has recognized reimbursement of expenses under this agreement totaling $6.7 million, and therefore, will not be recognizing further reimbursements under this agreement in future periods. During the three month periods ended June 25, 2010 and June 26, 2009, the Company’s research and development expenses were reduced by $Nil and $0.7 million, respectively, related to this agreement.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. If at the end of Fiscal 2016, the royalties meet or exceed $13.7 million (Cdn $14.2 million), the royalty obligation ceases. Otherwise, the royalty obligation will continue until cumulative royalties paid equal $13.7 million (Cdn $14.2 million) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at June 25, 2010, accrued royalties related to this agreement were $0.6 million (March 26, 2010 - $0.5 million).

As part of the Company’s research and development activities in the U.K. and Europe, the Company enters into research grant agreements with the U.K. government and the European Union. The agreements in place in Fiscal 2011 are for periods between two to four years in length and have a combined total allowable claim of $0.7 million.  During the three month periods ended June 25, 2010, and June 26, 2009, the Company’s research and development expenses were reduced by $0.1 million and $0.3 million, respectively, related to these agreements.

15.	Income Taxes

Income tax expense of $0.5 million was recorded for the first quarter of Fiscal 2011, compared with income tax expense of $18,000 for the corresponding period in Fiscal 2010.  The expense in Fiscal 2011 relates primarily to the utilization of $1.2 million of deferred tax assets previously recognized in the Company’s foreign operations.  This was partially offset by a $0.7 million benefit realized for current year losses utilized by the Company to offset the gain on sale of its Optical Products group (the "Optical Assets"), included in discontinued operations.  See Note 17.

The Company recorded a $1.5 million tax expense relating to the gain on sale of the Optical Assets recorded in discontinued operations during the first quarter of Fiscal 2011. The Company recorded a $0.7 million current tax benefit in continuing operations, as discussed above, relating to losses in Sweden which have been used to offset the gain in discontinued operations.  Based on its current forecast, the Company expects to record the additional $0.8 million in tax benefits during the remainder of Fiscal 2011. This benefit has been recorded as a deferred tax liability and will be recognized as these losses are incurred throughout the remainder of Fiscal 2011.

The income tax expense of $18,000 in the first quarter of Fiscal 2010 was in relation to uncertain tax positions (“UTPs”) and current taxes in foreign jurisdictions.

The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized.  Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $237.8 million as at June 25, 2010 (March 26, 2010 – $238.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions and differences relating to changes in the foreign exchange rates between the Company's local tax reporting currencies and functional currency.

The Company continues to pursue the closure of outstanding audit issues with various governments. The settlement of any UTPs during a Fiscal Year will result in either the tax payment or derecognition of the UTPs. Based on the information currently available, the Company expects that the unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years.

16.	Pension Plans

The Company has defined benefit pension plans in Sweden and Germany.

During the first quarter of Fiscal 2011, the Company settled its defined benefit plan in Sweden.  The final plan settlement resulted in a loss on pension settlement of $1.9 million in the first quarter of Fiscal 2011.  In addition, the Company recognized a gain through OCI relating to the plan settlement of $2.8 million during the first quarter of Fiscal 2011.  The Company settled the pension liability effective June 1, 2010 upon transfer to Alecta Pensionsförsäkring.  The amount payable on transfer was $14.7 million (113.4 million Swedish krona) plus applicable taxes, which is reflected as pension settlement liability on the Company’s balance sheet at June 25, 2010.  The Company will pay the amounts out of restricted cash in the second quarter of Fiscal 2011.  After this payment, there is no further liability under this plan.

As at June 25, 2010, the German pension liability of $5.7 million (4.6 million euros) was insured with the Swiss Life Insurance Company. These insurance contracts valued at $5.4 million are recorded as a plan asset, and have been shown net of the pension liability.  As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments.

The Company also has an unfunded pension liability of $0.3 million in the U.K. related to amounts owing to a former employee of the Company.  This is payable over the next six years.

At the end of the first quarter of Fiscal 2011, the Company had net total pension liabilities of $0.6 million, of which $0.5 million is included in pension liabilities; and $0.1 million as current liabilities, included in employee-related payables.

Net pension expense for the defined benefit plans was as follows (in thousands):

	Three Months Ended
	June 25, 2010	June 26, 2009

Current service cost	$4	$-
Interest cost	203	175
Loss on pension settlement	1,880	-
Expected return on assets	(62)	(71)
Net pension expense	$2,025	$104

As of June 25, 2010, the Company made contributions to these pension plans of $Nil (2010 – $Nil).

The Company expects total defined benefit payments to be as follows: Fiscal 2011 - $0.1 million; Fiscal 2012 - $0.1 million; Fiscal 2013 - $0.1 million; Fiscal 2014 - $0.1 million; Fiscal 2015 - $0.1 million; Fiscal 2016 to Fiscal 2020 - $0.1 million.

17.	Discontinued Operations

On May 14, 2010, the Company completed the sale of substantially all of the assets and business comprising the Optical Assets to Tyco Electronics Corporation, for $15.0 million.  The Optical Assets represented operations and cash flows that could be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.  As the operations and cash flows of the Optical Assets were eliminated from ongoing operations, with the Company having no significant continuing involvement subsequent to May 14, 2010, the Company has reported the results of operations of the Optical Assets in discontinued operations, in accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the FASB ASC.  The sale resulted in a gain of $6.5 million, net of tax, during the first quarter of Fiscal 2011.

The carrying amounts at closing of the Optical Assets included in the sale were (in thousands):

May 14, 2010

Inventory	$2,975
Fixed assets	2,102
Intangible assets	345
Other	94
$5,516

The following table shows the results of the Optical Assets which are included as discontinued operations (in thousands):

	Three Months Ended
	June 25, 2010	June 26, 2009

Revenue	$726	$3,953

Operating income (loss) from discontinued operations	(650)	66
Gain on disposal, net of tax of $1,463	$6,518	-
Income from discontinued operations	$5,868	$66

The following table shows the cash flows from investing activities in the first quarter of Fiscal 2011 related to the sale of the Optical Assets (in thousands):

Three Months Ended
June 25, 2010

Proceeds on sale	$15,000
Payment of transaction and other costs	(1,491)
Proceeds on sale – net	$13,509

In accordance with the Presentation of Financial Statements – Discontinued Operations Topic of the FASB ASC, the Company reclassified the results of operations of the Optical Products group to discontinued operations in the Fiscal 2010 first quarter Consolidated Statements of Income (Loss).

18.	Supplementary Cash Flow Information

The following table summarizes the Company’s other non-cash changes in operating activities (in thousands):

	Three Months Ended
	June 25, 2010	June 26, 2009

Foreign currency loss (gain) on convertible debentures	$(565)	$4,272
Foreign currency loss (gain) on cash and restricted cash	1,793	(1,143)
Change in pension liabilities	-	493
Loss on pension settlement	1,880	-
Gain on sale of business	(6,518)	-
Contract impairment	-	809
Other	(26)	(41)
Other non-cash changes in operating activities	$(3,436)	$4,390

19.	Subsequent Event

On July 28, 2010, the Company completed the sale of certain land and buildings in the Company’s U.K. facilities, for $0.7 million.  These assets were classified as current assets held for sale at June 25, 2010.  The proceeds received on sale approximate the book value of these assets on the Company’s balance sheet at June 25, 2010.